SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  #1)*

Acacia Research Corporation

(Name of Issuer)

Acacia Research-CombiMatrix Common Stock, $0.001 par value per share

(Title of Class of Securities)

003881208

(CUSIP Number)

Donald D. Montgomery

Post Office Box 213

Mukilteo, WA 98177

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 003881208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Donald D. Montgomery

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 780,381*

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 780,381*

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 780,381*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3%**

14.	Type of Reporting Person (See Instructions) IN

*                   Assuming exercise of 28,469 options that are or become exercisable within the following sixty (60) days.

**                 The calculations are based on a total of 26,184,771 shares of Acacia Research-CombiMatrix Common Stock outstanding as of November 7,  2003, as last reported by the Issuer in its Form 10-Q filed with the SEC on November 13, 2003.

Item 1.	Security and Issuer

The class of securities to which this amended statement relates is the Acacia Research-CombiMatrix common stock, par value $0.001 per share (the “Common Stock”), of Acacia Research Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 500 Newport Center Drive, Newport Beach, California 92660.

Item 2.	Identity and Background
(a) This statement is being filed by Donald D. Montgomery, an individual (“Montgomery”).
(b)-(c) Montgomery, a natural person, is a scientist and former employee of CombiMatrix Corporation. His mailing address is Post Office Box 213, Mukilteo, WA 98177.

(d)-(e) During the last five years, Montgomery has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Montgomery is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock held by Montgomery were received in exchange for shares of CombiMatrix Corporation common stock held by Montgomery upon the acquisition by Issuer of CombiMatrix Corporation (the “Acquisition”) as reported by Issuer on Form 425 on April 11, 2002 to the SEC.

Item 4.	Purpose of Transaction

In a series of individual transactions occurring between November 11, 2003 and January 27, 2004, Montgomery sold an aggregate total of 521,214 Common Stock shares in the open market at per share prices ranging from $2.96 to $8.64.  At the time of the first of these sales, Montgomery held Common Stock representing approximately 5% of the class. After the last of these sales, and as of the date of this report, Montgomery holds Common Stock representing approximately 3% of the class.

Montgomery from time to time intends to review his investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments and other investment opportunities.  Based upon such review, Montgomery will take such actions in the future as Montgomery may deem appropriate in light of the circumstances existing from time to time.  If Montgomery believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s stock or otherwise, he may acquire shares of Common Stock or other securities of the Issuer in the open market.  Similarly, depending on market and other factors, Montgomery may determine to dispose of some or all of the shares of Common Stock currently owned by Montgomery or otherwise acquired by Montgomery in the open market.

Except as set forth above, Montgomery has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)     The calculations are based on a total of 26,184,771 shares of Acacia Research-CombiMatrix common stock outstanding as of November 7,  2003, as last reported by the Issuer in its Form 10-Q filed with the SEC on November 13, 2003.  As of the close of business on January 27, 2004, Montgomery owns 780,381 shares of Common Stock and options exercisable within sixty (60) days thereof, constituting approximately 3% of the issued and outstanding shares of Common Stock.

(c)           In a series of individual transactions occurring between November 11, 2003 and January 27, 2004, Montgomery sold an aggregate total of 521,214 Common Stock shares in the open market at per share prices ranging from $2.96 to $8.64.  At the time of the first of these sales, Montgomery held Common Stock representing approximately 5% of the class. After the last of these sales, and as of the date of this report, Montgomery holds Common Stock representing approximately 3% of the class.

(d) Not applicable.
(e) On or around January 5, 2004, Montgomery ceased to be the beneficial owner of more than five percent of the class of Common Stock of Acacia Research Corporation.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of Montgomery, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2004
Date
/s/ Donald D. Montgomery
Signature
Donald D. Montgomery
Name/Title